

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 21, 2013

Via E-mail
Mr. Anthony C. Mazzullo
President & Chief Executive Officer
Veramark Technologies, Inc.
1565 Jefferson Rd, Suite 120
Rochester, New York 14623

> **Re:** **Veramark Technologies, Inc.**
> **Solicitation/Recommendation Statement on Schedule 14D-9**
> **Filed on June 17, 2013**
> **File No. 005-41379**

Dear Mr. Mazzullo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Tender Offer and Merger, page 2

1. Please revise the third full paragraph on page 3 to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

2. It is inappropriate to disclaim responsibility for disclosure appearing in your tender offer statement. Please revise the second paragraph on page 4 accordingly.

Opinion of American Appraisal Associates, Inc., page 36

3. We note the disclaimers relating to certain "forecasts, information, data and material." While it may be acceptable to include qualifying language concerning this information, it is

inappropriate to disclaim responsibility for disclosure contained in the tender offer statement. Please revise.

Miscellaneous, page 41

4.   We note that Veramark and American Appraisal disclaim responsibility for the accuracy of the analyses. Please revise.

Financial Projections, page 47

5.   Disclosure states that the inclusion of the projections should not be regarded as an indication that the company or American Appraisal or their respective affiliates or representatives (including their advisors) consider the projections to be necessarily material. Please advise how this could be so when the projections appear to have formed the basis for certain of the analyses presented in the document.

6.   Please provide the disclosure required by Rule 100 of Regulation G regarding non-GAAP financial measures.

Forward-Looking Statements, page 48

7.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please delete the reference to the safe harbor.

Annex B

8.   In two instances in the first full paragraph on page 2, the financial advisor disclaims responsibility for information used in its analysis. Please revise.

9.   We note the limitations on reliance by shareholders appearing in the last paragraph on page 3. This limitation is inconsistent with the disclosures relating to the fairness opinion. If you retain this limitation, disclose the basis for the financial advisor's belief that shareholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable state law. Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
     John D. Callan, Jr., Esq.
     Harter Secrest & Emery LLP